COHEN & CZARNIK LLP
17 State Street
39th Floor
New York, New York 10004

Stephen J. Czarnik, Esq.
Direct Dial: (212) 232-8323
Fax: (212) 937-3870

August 5, 2008

Via Federal Express and Facsimile

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: John Reynolds, Assistant Director
              Office of Emerging Growth Companies

Re: Midas Touch International Holdings, Inc.
       Offering Statement on Form 1-A
       Filed June 13, 2007
       File No. 24-10184

Ladies and Gentlemen:

On behalf of Midas Touch International Holdings, Inc. ("Midas" or the "Company"), I am submitting this letter in response to the comment letter of the staff of the Securities and Exchange Commission (the "Commission"), dated April 9, 2008, regarding Midas' offering statement on Form 1-A dated April 4, 2008. I also enclose five (5) copies of Amendment No. 4 to the offering statement which includes changes made to the offering statement in response to the staff's comments as well as three (3) copies which have been marked to show our revisions.

Uses of Proceeds

Please revise the "Use of Proceeds" section to disclose the use of proceeds below $1,450,000. Also, the disclosure continues to refer to changing the use of proceeds without providing clear disclosure of the circumstances that would cause such changes. Instruction 6 to Item 5 of Offering Circular Model B requires disclosure of "certain contingencies which are adequately disclosed."

We have amended the Use of Proceeds by incorporating two additional tables to disclose the use of proceeds if only $300,000 and $100,000 were received, respectively.

Further, we have added language that provides for a minimum subscription amount of 10,000,000 shares and added the following language in the Cover Page, the Plan of Distribution Section (Item 4) and the Securities Being Offered Section (Item 12) of the offering statement:

"This Offering is being made by the Company on a "best efforts, all-or-none" basis with respect to the first 10,000,000 shares of Common Stock (the "Minimum Amount") and on a "best efforts" basis as to the remaining 390,000,000 shares of Common Stock (together with the Minimum Amount, the "Maximum Amount"). All proceeds received by the Company from subscribers for the shares offered hereby will be deposited by the Company in a non-interest bearing escrow account at the transfer agency (Bay City Transfer Agency and Registrar) to the Company. Unless subscriptions for the Minimum Amount [$100,000] are received during the period ending 45 days following the date of this Offering Circular (the "Minimum Subscription Period"), this Offering will be terminated, no Shares will be sold and all subscribers' funds will be refunded without interest."

In addition, we have also provided clear disclosure of the circumstances that would cause changes to the use of proceeds.

Finally, we have updated the financial information.

We would very much appreciate your prompt review of Amendment No. 4 to Form 1-A and our responses to your comment letter. If you have any comment or questions about the foregoing, please contact me at (212) 232-8323. I thank you for your attention to this matter.

With kind regards,

cc: Aaron Chaze, President
Midas Touch International Holdings, Inc.
300 Center Avenue, Suite 202
Bay City, MI 48708